Consent of Independent Registered Public Accounting Firm

The Board of Directors
Unico American Corporation:

We consent to the incorporation by reference in the Registration Statement (Nos. 333-101482 and 333-176206) on Forms S-8 of Unico American Corporation of our reports dated March 26, 2012, with respect to the consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, which reports appear in the December 31, 2011 Annual Report on Form 10-K of Unico American Corporation.

KPMG LLP

Los Angeles, California
March 26, 2012